Exhibit 99.3

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	27 August 2010
SIMS METAL MANAGEMENT ANNOUNCES
FISCAL 2010 RESULTS
Financial Results for the Full Year Ended 30 June 2010
Sims Metal Management today announced revenue of $7.5 billion and a net profit after tax, on a statutory basis, of $126.7 million, representing 64 cents per diluted share, for the year ended 30 June 2010. Net profit after tax in fiscal 2010, on an underlying basis, was $146.7 million. See the Reconciliation of Statutory Results to Underlying Results for Years Ended 30 June 2010 and 30 June 2009 attached herein for more information.
EBITDA (earnings before interest, tax, depreciation, amortisation and intangible asset impairment charges) of $352.9 million increased 36 percent on the prior corresponding period. Sales revenue decreased 14 percent to $7.5 billion due to declines in shipments and average selling prices, which also included an adverse effect from foreign exchange.
In fiscal 2010, the Company’s total scrap intake and shipments were 13.3 million tonnes and 12.9 million tonnes, respectively. Scrap intake increased 6 percent and scrap shipments decreased 2 percent on the prior corresponding period.
Results at a Glance

(in A$ millions)
STATUTORY:	FY10	FY09
Revenue	$7,459	$8,641
EBITDA	$353	$259[2]
EBIT	$208	($103)
Net Profit (Loss) After-Tax	$127	($150)

UNDERLYING[1]:
Revenue	$7,459	$8,641
EBITDA	$382	$462[2]
EBIT	$237	$291
Net Profit After-Tax	$147	$172

[1]	See table attached that reconciles statutory and underlying results

[2]	Includes EBITDA for the three month period ended 30 September 2008 of $285, which period preceded the full impact of the Global Financial Crisis

Group Chief Executive Officer Daniel W. Dienst stated, “Against the backdrop of a very challenging operating environment and considerable volatility, the men and women of Sims Metal Management delivered solid results in fiscal 2010. We noted improvement in many of our markets in fiscal 2010, especially when considered in the context of the turmoil encountered in fiscal 2009. We nonetheless faced significant challenges in the fiscal year just completed as major Western economies attempted to navigate from crisis to recession to recovery. Our non-ferrous metals business achieved healthy margins and strong year-on-year growth, confirmation of a core competency as we buy locally and market globally these metals. Sims Recycling Solutions (“SRS”), our electronics recycling business, was a notable strong contributor. Ferrous margins and scrap flows continued to be disappointing relative to longer term expectations, particularly in North America where the U.S. economy struggled to find its footing. Ferrous markets improved in our first fiscal quarter and again in March and April, but the uncertainty surrounding European sovereign debt and other perceived threats to global economic growth and recovery resulted in weak and, in some cases, non-existent demand for ferrous scrap in our fourth fiscal quarter. Notwithstanding these challenges, our Australian and European businesses performed well. We completed the year with enhanced financial flexibility and an even more efficient global network of operations, positioning Sims Metal Management for continued growth and value creation.”
Mr. Dienst continued, “During fiscal 2010, we further strengthened our unrivaled global footprint by acquiring businesses in each of our regions. Most notably, we expanded our presence in North America by acquiring Fairless Iron & Metal and the remaining 50 percent interest in Port Albany Ventures. We also completed a tuck-in acquisition for our Australian metals business and consummated an acquisition that strengthened the processing capabilities of our e-recycling business. In addition to growing through acquisitions, we prudently allocated capital to organic initiatives such as the enhancement of non-ferrous metal recovery from our shredding downstream systems. We have recently completed construction of three of these systems in North America, and plan to deploy the same or similar advanced technology elsewhere in the United States and in our United Kingdom (U.K.) and Australian metals businesses during fiscal 2011.”
Mr. Dienst added, “Despite the macroeconomic headwinds of fiscal 2010, Sims Metal Management finished the year operationally and financially stronger. We executed a capital raising transaction that provides us with a strong foundation to continue investing in technology while simultaneously pursuing external growth opportunities. We are confident that our commitment to operational excellence, especially as it concerns the safety and well-being of our valued employees, will allow us to continue to improve our efficiency and profitability, further solidify our leadership position in the industry and maintain and enhance our sustainable competitive advantage.”
North America
Sales revenue was down 21 percent on the prior corresponding period to $5.0 billion. On a U.S. dollar equivalent basis, sales revenue was down 7 percent to US$4.4 billion as compared to fiscal 2009. EBIT (earnings before interest and tax) was $80 million. Scrap intake in North America increased 4 percent on the prior corresponding period to 10.2 million tonnes.
Full year results for North America were negatively impacted by inventory adjustments and other atypical items amounting to $18 million and $13 million, respectively. EBIT in North America would have been $111 million had it not been for these adjustments.
Mr. Dienst continued, “Our North American metals business continued to face difficult conditions in fiscal 2010 as a result of diminished scrap flows and tight ferrous margins consistent with the weak and uneven U.S. economic recovery. We have taken the position that we will use this point in the cycle to invest in our business and bolster our trading and processing capabilities. To that end, we created a new ferrous metals trading platform in fiscal 2010 called North America Trade that we expect will expand our penetration of the market and enhance our ability to market and trade third-party generated material in North America thereby complementing our already strong global ferrous trading platform. We continue to seek opportunities to execute on our industry consolidation strategy in North America and we are confident that Sims Metal Management will generate high returns on capital in this historically scrap rich market as and when economic conditions permit a return to more normal flows and margins.”
Australasia
Sales revenue for the region was up 5 percent on the prior corresponding period to $1.2 billion. EBIT was up 227 percent to $61 million. Scrap intake in the region increased by 14 percent for the 2010 fiscal year to 1.7 million tonnes, on a year on year basis.
Full year results in Australasia were impacted by $5 million of redundancy charges, partially offset by $1 million of atypical other income items. EBIT, before redundancy charges and other atypical items, would have been $65 million but for these adjustments.
Mr. Dienst said, “Our Australasian business performed extremely well in fiscal 2010, due in large part to our leadership position and a keen ability to manage costs. During fiscal 2010 we made significant investments in our processing capabilities and, in fiscal 2011, expect to continue to invest in this critical region including, but not limited to, non-ferrous recovery technology behind our shredders and other capital projects. We anticipate that such investments will generate high returns on capital and enhance our leadership position in this market.”
Europe
Sales revenue was up 7 percent on the prior corresponding period to $1.2 billion. EBIT was $67 million. Scrap intake in the region increased by 4 percent to 1.4 million tonnes in fiscal 2010, on a year on year basis.
Full year results in Europe were impacted by $6 million of atypical other income items. EBIT before other income items would have been $61 million but for this adjustment.
Mr. Dienst said, “Our European division also performed extremely well in fiscal 2010 led by a strong contribution from SRS, and solid performance by our U.K. metal recycling business despite macroeconomic headwinds. In fiscal 2010 we closed an important SRS acquisition, which added asset management capabilities to our Continental European platform. Additionally, earlier this month we completed another SRS related tuck-in acquisition in the U.K. known as Wincanton Recycling. In fiscal 2011 we intend to invest in non-ferrous recovery technology in our U.K. metals business in order to increase returns on invested capital and strengthen our position in that market, and to expand our SRS platform both organically and through acquisition.”
Markets & Outlook
Ferrous scrap flows remain weak in North America and Europe, due in part to uncertain economic conditions and oppressive heat that has persisted for most of their summer. Demand for ferrous scrap remains lukewarm as steel mills attempt to match raw material inventories closely with sales and production visibility. The Company believes that scrap levels at steel mills and in the dealer network are low at this time. Sims Metal Management expects that ferrous scrap prices may further increase in the near-term due to the limited supply available in the market today particularly as U.S. mills return to the market in September and compete for relatively scarce material, and that eventually, as ferrous scrap prices increase, that intake may also improve. Trading in non-ferrous scrap metal remains liquid with firm demand although flows have been recently impacted by the previously mentioned seasonal factors in the Northern Hemisphere.
Due to continued uncertainty regarding economic conditions that could affect scrap flows and margins, Sims Metal Management will not provide more specific outlook for fiscal 2011 at this time.

Mr. Dienst added, “Given Sims Metal Management’s unique global metals and electronic recycling platform and the best assets in our industry–our people– we are optimistic for our future prospects. We have taken steps to enhance our infrastructure and trading capabilities and we are confident that our operations will demonstrate tremendous operating leverage – particularly in North America – as and when macroeconomic trends demonstrate more meaningful economic recovery and growth characteristics and scrap flows and margins normalize.”
Capitalisation
As of 30 June 2010, the Company had net cash balances of approximately $15 million, undrawn lines of credit of approximately $1.3 billion and shareholder equity of $3.3 billion. The Company believes that the strength of its balance sheet is without peer in its industry and notes that credit facilities available to the Company have recently increased to $1.5 billion.
Dividend
The Company has determined that a final dividend of 23 cents per share (74 percent franked) will be paid on 22 October 2010 to shareholders on the Company’s register at the record date of 8 October 2010. The dividend for fiscal 2010 represents a payout ratio of 51 percent of net profit.
The Company’s Dividend Reinvestment Plan (DRP) will apply to the final dividend. All eligible shareholders who are registered as holding shares in the Company at the record date and who have provided the Company with the requisite Notice of Election form prior to that date will be eligible to participate. Shares will be issued at a 2.5 percent discount to the Company’s weighted average market price over a period of five (5) trading days commencing on the trading day after the record date. The dividend is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax as a consequence of the application by the Company of Foreign Conduit Income Credits.
Non-Cash Goodwill Impairment Charge in Fiscal 2009 and Other Impairment Charges in Fiscal 2010
Due to the difficult economic environment that arose as a consequence of the Global Financial Crisis in fiscal 2009, changes to the Company’s operating results and forecasts, and a significant reduction in the Company’s market capitalisation, Sims Metal Management recorded a $191 million (pre-tax and after-tax) non-cash charge in fiscal 2009 to write down the carrying value of goodwill. In fiscal 2010, the Company evaluated the carrying value of its long-lived assets, including goodwill, during the fourth fiscal quarter and concluded that no impairment of goodwill existed as at 30 June 2010. The Company did, however, recognise impairment charges related to fixed assets and other identified intangibles of $17 million and the impairment of an investment in a joint venture of $6 million during fiscal 2010.

Reconciliation of Statutory Result to Underlying Result for Year Ended 30 June 2010 and 30 June 2009

	EBITDA		EBIT		NPAT
(in A$ millions)	FY10	FY09	FY10	FY09	FY10	FY09
Statutory Results	$353	$259	$208	($103)	$127	($150)
Non-Cash Goodwill Impairment Charge	-	-	-	$191	-	$191

Inventory Adjustments to Net Realisable Value	$18	$119	$18	$119	$12	$78

Non-Ferrous Contract Renegotiations	-	$36	-	$36	-	$24

Redundancy Accruals	$6	$5	$6	$5	$4	$3

Fixed Asset Impairment & Yard Closure Costs	$15	$14	$15	$14	$10	$8

Impairment Identified in Investments in Joint Ventures and Other Intangibles	$7	-	$7	-	$5	-
First-Year Sarbanes- Oxley Related Professional Fees	-	$10	-	$10	-	$6

Restructuring Costs Related to Pension Plans in the U.S.	-	$3	-	$3	-	$2

Transaction and Other Costs Related to the Acquisition of Fairless Iron & Metal	($1)	$3	($1)	$3	($1)	$2

Accounts Receivable Provisions	-	$10	-	$10	-	$6

Loss on Sale of a Non- core Business	-	$3	-	$3	-	$2

Other Gains Including Formation Gain on the Acquisition of a Joint Venture	($16)	-	($16)	-	($10)	-

Underlying Result	$382	$462	$237	$291	$147	$172
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”),

including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 14 April 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact

Dan Dienst		Rob Larry
Group Chief Executive Officer	or	Group Chief Financial Officer
Tel: +1 212 500 7410		Tel: +1 312 644 8205